Item 77 I

                  Terms of New or Amended Securities


BHR Institutional Funds (the "Trust") has issued additional classes of shares: Class I and Class II shares of the Smith
Large Cap Core Growth Fund; Class I and Class II shares of the Mount Lucas U.S. Focused Equity Fund; and Class I and
Class II shares of the Disciplined Global Equity Fund.
Each class of shares of the Smith Large Cap Core Growth
Fund, Mount Lucas U.S. Focused Equity Fund and Disciplined
Global Equity Fund has the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption that are set for the Trust's Declaration of Trust.